111 West Monroe Street Chicago, Illinois 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

December 2, 2020

VIA EDGAR CORRESPONDENCE

Yoon Choo
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VIII (the “Trust”)
File Nos. 333-210186; 811-23147

Dear Ms. Choo:

This letter responds to your comments, provided by telephone on November 3, 2020, regarding the registration statements filed on Form N-1A for First Trust Exchange-Traded Fund VIII (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on September 18, 2020 and September 22, 2020 (the “Registration Statements”). The Registration Statements relate to the FT Cboe Vest U.S. Equity Buffer ETF – December, FT Cboe Vest U.S. Equity Deep Buffer ETF – December, FT Cboe Vest Growth-100 Buffer ETF – December and FT Cboe Vest International Equity Buffer ETF – December (each, a “Fund” and collectively the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements.

Please note that Fund management recognizes that the Staff has given further consideration to the general landscape of defined outcome registration statement disclosure and, accordingly, has suggested certain modifications outlined below. Due to to time constraints, certain of these modifications will not be addressed prior to the effectiveness of the Funds but will be reflected in future defined outcome registration statement filings. Once such disclosure modifications have been finalized, Fund management intends to make corresponding changes to all existing and future defined outcome registration statements in due course.

The following comments relate to each of the FT Cboe Vest U.S. Equity Buffer ETF – December, FT Cboe Vest U.S. Equity Deep Buffer ETF – December, FT Cboe Vest Growth-100 Buffer ETF – December and FT Cboe Vest International Equity Buffer ETF – December.

Comment 1 – Cover Page

The Staff has given further consideration to the cover page disclosure for defined outcome funds. Please consider how the disclosure could be simplified to highlight only the most salient features distinguishing defined outcome funds from more typical fund products. In this regard, consider, for example, whether some of the disclosure could be deleted from the cover to avoid potential duplication or moved to other parts of the prospectus (e.g., the suitability chart on the last page of the cover could be moved to the risk disclosure section of the summary prospectus (see Instruction to Item 4(b)(1) of Form N-1A) and the discussion of how the Fund alerts existing shareholders to the new cap at the beginning of each new Target Outcome Period could be moved to the end of the investment strategy discussion.)

The Staff believes the following disclosure should be provided on the cover page:

1.	The Fund has characteristics unlike many other typical investment products and may not be suitable for all investors. It is important that investors understand the Fund’s investment strategy before making an investment in the Fund.
2.	The Outcomes (e.g., cap, buffer, index and period)

Example: The Fund is designed to participate in positive returns of the [Underlying ETF] (the “Underlying ETF”) up to a cap of XX% (before fees and expenses) and XX% (after fees and expenses), while seeking to provide a level of protection (a XX% buffer (before fees and expenses) and XX% (after fees and expenses)) in down markets (“Outcomes”) over the period from [start date] to [end date] (the “Target Outcome Period”).

3.	The specified outcomes may not be achieved, and investors may lose some or all of their money.

Example: The Fund seeks to achieve specified Outcomes but there is no guarantee that the Outcomes for a Target Outcome Period will be achieved. You may lose some or all of your money by investing in the Fund.

4.	The Fund only provides the specified Outcomes if an investor buys on the first day of the period and holds the Fund until the end of the period.

Example: The Outcomes described in this prospectus are specifically designed to apply only if you hold shares on the first day of the Target Outcome Period and continue to hold them on the last day of the period.

5.	If investors buy or sell on a date other than the start or end date, their returns will be different and they may incur losses that are greater than the buffer. Explain how and where an investor may obtain the current return profile for the fund through the end of the Target Outcome Period.

Example: If you purchase shares after the Target Outcome Period starts or sell your shares before the Target Outcome Period ends, you may receive a very different return based on the fund’s current value. Investors purchasing shares of the fund after the Target Outcome Period begins can see their expected Outcome until the end of the period by visiting www.XYZ.com.

6.	The cap will likely change each year on [reset date].

Example: At the end of the Target Outcome Period, the fund will reset for a new Target Outcome Period tied to the same index and buffer, but the cap and buffer may change based on market rates as of the start of the new Target Outcome Period.

Response to Comment 1

In response to the Staff’s comment, the the suitability chart on the last page of the cover has been moved to the risk disclosure section of the summary prospectus and the discussion of how the Fund alerts existing shareholders to the new cap at the beginning of each new Target Outcome Period has been moved to the end of the section entitled “Principal Investment Strategies.”

The remainder of the Staff’s comment will be addressed in future defined outcome registration statement filings.

Comment 2 – Cover Page

The last sentence of the first bullet on the cover of the prospectus directs shareholders who wish to learn more about how the Fund will operate as it approaches the conclusion of the Target Outcome Period to visit the statement of additional information. If this disclosure is retained, please provide a cross reference to this disclosure in the prospectus, rather than the statement of additional information.

Response to Comment 2

In response to the Staff’s comment, the noted reference has been revised to reference the section of the prospectus entitled “Principal Investment Strategies.” See Response to Comment 1 above.

Comment 3 – Cover Page

In the disclosure set forth below, please consider whether the disclosure would be more accurate if the reference to the “Fund’s returns” was replaced with the “Underlying ETF’s returns.”

Therefore, even though the Fund’s returns are based upon the Underlying ETF, if the Fund experiences returns for the Target Outcome Period in excess of the cap, you will not experience those excess gains.

Response to Comment 3

In response to the Staff’s comment, the disclosure has been revised to state:

Therefore, even though the Fund’s returns are based upon the Underlying ETF, if the Underlying ETF experiences returns for the Target Outcome Period in excess of the cap, you will not experience those excess gains.

Comment 4 – Cover Page

Please revise the disclosure to provide further clarity on what is meant by the disclosure set forth below.

You will bear all losses exceeding [the buffer] on a one-to-one basis

Response to Comment 4

The Staff’s comment will be addressed in future defined outcome registration statement filings.

Comment 5 – Cover Page

The Staff believes that for investors considering purchasing shares of the Fund after a Target Outcome Period has begun the information set forth on the Fund’s website is vital to making an informed decision. As such, the Staff asks that the Fund consider utilizing bold typeface, or otherwise making more prominent throughout the prospectus, disclosure encouraging prospective investors to visit the website if they are considering purchasing shares. Such disclosure should be made more prominent throughout the prospectus.

Response to Comment 5

In response to the Staff’s comment, disclosure encouraging prospective investors to visit the website if they are considering purchasing shares has been bolded throughout the prospectus.

Comment 6 – Cover Page

Please revise the disclosure to indicate that the Fund’s website will disclose the Fund’s cap both gross and net of fees.

Response to Comment 6

The prospectus has been revised in accordance with this comment.

Comment 7 – Investment Objective

Because taxes are a form of Fund expense, please consider modifying “before fees and expenses” to “before fees, expenses and taxes.”

Response to Comment 7

The Staff’s comment will be addressed in future defined outcome registration statement filings.

Comment 8 – Investment Objective

The frequent references to the Fund’s fees and expenses in the investment objective is confusing. Please consider ways to reduce duplication of disclosure, including by deleting the “after fees and expenses” number and simply stating that the cap and buffer will be reduced by fees, expenses and taxes.

Additionally, please make all references to “before fee, expenses and taxes” and “after fees and expenses” consistent throughout the prospectus.

Response to Comment 8

The Staff’s comment will be addressed in future defined outcome registration statement filings.

Comment 9 – Investment Objective

The Staff notes the Fund’s investment objective set forth below. Please consider whether one of the references to the Fund’s fees and expenses should be moved so as to immediately follow the word “buffer,” which has been italicized below.

The investment objective of the [Fund] (the “Fund”) is to seek to provide investors with returns (before fees, expenses and taxes) that match those of the [Underlying ETF] (the “Underlying ETF”), up to a predetermined upside cap of ____% (before fees, expenses and taxes) and ____% (after fees and expenses, excluding brokerage commissions, trading fees, taxes and extraordinary expenses not included in the Fund’s management fee), while providing a buffer against the first 10% (before fees, expenses and taxes) of Underlying ETF losses, over the period from _____, 2020 to _____, 2021..

Response to Comment 9

The Staff’s comment will be addressed in future defined outcome registration statement filings.

Comment 10 – Principal Investment Strategies

Please revise the disclosure to clarify whether the Fund seeks returns based upon the Underlying ETF’s price performance or NAV performance.

Response to Comment 10

In response to the Staff’s comment, the disclosure has been revised throughout to clarify that the Fund seeks returns based upon the Underlying ETF’s price performance.

Comment 11 – Principal Investment Strategies

Please disclose the buffer both before and after fees and expenses.

Response to Comment 11

Consistent with similar existing products, the Fund is able to disclose the cap both before and after the Fund’s fees and expenses; however, due to the nature of the interaction between the buffer and the Fund’s fees and expenses, it is not possible to disclose the buffer after fees and expenses without causing significant confusion to investors.

Comment 12 – Principal Investment Strategies

Please consider revising the disclosure set forth below to indicate the performance that the Fund seeks to provide after taking into account the fees and expenses charged by the Fund.

•	If the Underlying ETF decreases over the Target Outcome Period, the combination of FLEX Options and cash held by the Fund provides a payoff at expiration that is intended to compensate for losses experienced by the Underlying ETF (if any), in an amount not to exceed 10% before fees, expenses and taxes.

Response to Comment 12

In response to the Staff’s comment, the disclosure has been revised to state:

If the Underlying ETF decreases over the Target Outcome Period, the combination of FLEX Options held by the Fund seeks to provide protection of the first 10% of Underlying ETF losses, prior to taking into account the Fund’s fees and expenses.

Comment 13 – Principal Investment Strategies

Please consider revising the paragraph immediately following the bullets to include a description of what happens at the end of a Target Outcome Period, including how the new cap is determined, and how investors will be informed about the terms of the new Target Outcome Period.

Response to Comment 13

In response to the Staff’s comment, the following disclosure has been added to the prospectus:

Approximately one week prior to the end of the current Target Outcome Period, the Fund’s website will be updated to alert existing shareholders that the Target Outcome Period is approaching its conclusion and will disclose the anticipated cap range for the next Target Outcome Period. For more information, see below.

Comment 14 – Principal Investment Strategies

The staff notes that there are certain references to “Underlying Fund” that should be changed “Underlying ETF” throughout the prospectus.

Response to Comment 14

The prospectus has been revised in accordance with this comment.

Comment 15 – Principal Investment Strategies

Please consider revising the disclosure set forth below to indicate that under the outlined circumstances, a shareholder must, rather than may, experience losses prior to gaining protection from the buffer.

Conversely, if an investor purchases Fund shares during a Target Outcome Period at a time when the Fund has increased in value from its Initial Fund Value for a Target Outcome Period, then a shareholder may experience losses prior to gaining the protection offered by the buffer …

Response to Comment 15

In response to the Staff’s comment, the term “may” has been replaced with “will.”

Comment 16 – Principal Investment Strategies

The disclosure indicates that a shareholder holding Fund shares for an entire Target Outcome Period could lose their entire investment. Please revise the disclosure to indicate under what circumstances this would occur or consider removing the disclosure entirely. Please consider revising the disclose to distinguish an entire loss scenario when Fund shares are held for a full Target Outcome Period versus when an investment is made in Fund shares after the commencement of a Target Outcome Period

Please conform any changes made in this section to the disclosure set forth in “Downside Risk” in the section entitled “Principal Risks.”

Please also consider utilizing bold typeface for this entire paragraph.

Response to Comment 16

The Staff’s comment will be addressed in future defined outcome registration statement filings.

Comment 17 – Principal Investment Strategies

In the second paragraph on page seven (beginning: “The returns of the Fund are subject to a cap…”), please consider revising the disclosure to insert “before fees and expenses” after “ seeks to provide investment returns.” This formulation appears in a number of places in the prospectus.

Response to Comment 17

The prospectus has been revised in accordance with this comment.

Comment 18 – Principal Investment Strategies

Please consider whether the repetition of the cap figures in the second full paragraph on page eight (beginning: “The cap is set on the first day of each Target Outcome Period...”) is necessary given that the cap is previously disclosed in this section. If the cap figures will be retained in this paragraph, the Staff notes that prior disclosure on the cap discloses the cap net of fees and expenses or fees, expenses and taxes, and not just net of management fees. To avoid potential confusion, please consider conforming the disclosure throughout to “fees and expenses.”

Response to Comment 18

The Staff’s comment will be addressed in future defined outcome registration statement filings.

Comment 19 – Principal Investment Strategies

Please revise the Y-axis of the bar chart to include positive numbers. Please base the hypothetical positive returns on a cap that is a fair and balanced representation of what the Fund currently offers. Consider stating that the chart is just an example and that the actual cap may be different.

Response to Comment 19

The Staff’s comment will be addressed in future defined outcome registration statement filings.

Comment 20 – Principal Investment Strategies

Please make the following revisions to the graph beneath the bar chart:

1.	Please indicate that this graph represents the Fund’s intended return profile based upon the performance of the Underlying ETF.
2.	Please remove the references to A, B, C, D, E in the chart unless they will be explained in the text.
3.	Please remove the reference to “Return Profile” from the Y-axis and “Underlying ETF” from the X-axis.
4.	If accurate, please indicate that the dotted line represents the Underlying ETF’s performance, and the blue line represents the return profile sought by the Fund in relation to the Underlying ETF’s indicated performance.
5.	Please include performance percentages in the chart so that investors can see the effect of the buffer and cap on the Fund’s performance.
6.	Please use bold typeface for the text immediately below the graph chart that directs investors to visit the Fund’s website.

Response to Comment 20

The Staff’s comment will be addressed in future defined outcome registration statement filings.

Comment 21 – Principal Investment Strategies

In the bullets below the graph, the Staff notes references to a “combination of cash and FLEX Options” playing a role in the determination of the Fund’s Outcomes. However, the investment strategy states that the Fund invests substantially all of its assets in FLEX Options. If cash plays a material role in the Fund’s investment strategy, please disclose this in the investment strategy,

Response to Comment 21

The Staff’s comment will be addressed in future defined outcome registration statement filings. Cash is not a principal investment of the Fund a material role in the Fund’s investment strategy.

Comment 22 – Principal Investment Strategies

In the bullets below the graph, for clarity, please consider adding “on the same date” to the references to the Fund’s investments combining to match the return of the Underlying ETF.

Additionally, consider referring to the “ market price” of the Underlying ETF in this section, if applicable.

Response to Comment 22

The Staff’s comment will be addressed in future defined outcome registration statement filings.

Comment 23 – Principal Investment Strategies

In the third bullet below the graph, please specify the date on which the Fund’s investments provide a return that is “approximately equal to the Fund’s NAV.”

Response to Comment 23

The Staff’s comment will be addressed in future defined outcome registration statement filings.

Comment 24 – Principal Investment Strategies

Please update the information that is currently as of December 31, 2019 in the section entitled “The Underlying ETF.”

Response to Comment 24

As the disclosure referenced by the Staff is derived directly from the most recent publicly available registration statement of the Underlying ETF, it will be updated in a subsequent filing when a more recent Underlying ETF registration statement becomes available.

Comment 25 – Principal Investment Strategies

Please move the statement that the Fund is non-diversified away from the section discussing the Underlying ETF.

Response to Comment 25

The prospectus has been revised in accordance with this comment.

Comment 26 – Principal Risks

Please re-order the principal risks in order of importance rather than alphabetically.

Response to Comment 26

The Fund respectfully declines to revise the disclosure as requested by the Staff. Ultimately, the Fund has reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A.

Comment 27 – Principal Risks

Please disclose supplementally to the Staff whether the risks associated with cash transactions could impair the Fund’s ability to deliver the Outcomes.

Response to Comment 27

The Fund’s investment advisor does not believe that the risks associated with cash transactions will impair the Fund’s ability to deliver the Outcomes.

Comment 28 – Principal Risks

With respect to the new second paragraph of “FLEX Options Risk,” please explain supplementally how this disclosure is consistent with the previous statement that the OCC serves as “the buyer for every seller and the seller for every buyer.” If a clearing member were to suffer a bankruptcy, would the OCC not cover its obligations? Please explain and revise the disclosure accordingly.

Additionally, please disclose under what circumstances the OCC would be “unable or unwilling to perform its obligations under the FLEX Options contracts.”

Response to Comment 28

The Staff’s comment will be addressed in future defined outcome registration statement filings.

Comment 29 – Principal Risks

Please revise the last sentence of “Capped Upside Risk” to indicate that if an investor were to purchase Fund shares after the first day of a Target Outcome Period and the Fund had risen in value to a level near to the cap, there may be little or no ability for that investor to experience an investment gain on their Fund shares, but that the investor would still remain vulnerable to downside risks.

Response to Comment 29

In response to the staff’s comment, the following disclosure has been added to the last sentence of “Capped Upside Risk”:

, however, the investor will remain vulnerable to downside risks.

Comment 30 – Principal Risks

The Staff notes the disclosure set forth below in “Downside Risk.” Please explain under what circumstances the cap would not benefit a shareholder or revise the disclosure accordingly.

In the event an investor purchases Fund shares after the first day of a Target Outcome Period, the buffer the Fund seeks to provide may not be available and the investor may not get the full benefit of the cap.

Response to Comment 30

Please note that “Downside Risk” has been removed from the prospectus pursuant to prior Staff comments.

Comment 31 – Principal Risks

Please revise “FLEX Options Correlation Risk” to more clearly explain the risk posed by the Fund’s non-correlation with the returns of the Underlying ETF.

Additionally, as the risk discusses both correlation risk and valuation risk, consider dividing the disclosure into separate risk factors or, alternatively, revising the risk header to refer to both.

Response to Comment 31

Please note that “FLEX Options Correlation Risk” has been removed from the prospectus and “FLEX Options Valuation Risk” has been separated from “FLEX Options Risk” pursuant to prior Staff comments.

Comment 32 – Principal Risks

Please consider whether “Limitations of Indicative Optimized Portfolio Value Risk” is still relevant given the Fund’s intent to Rule 6c-11 under 1940 Act.

Response to Comment 32

In response to the Staff’s comment, the referenced disclosure has been deleted.

Comment 33 – Principal Risks

The Staff notes the disclosure set forth below in “Trading Issues Risk.” Please consider revising the disclosure to clarify that the risk relates to trading in Fund shares.

Trading in shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in shares inadvisable.

Response to Comment 33

In response to the Staff’s comment, the word “Fund” has been added immediately preceding the word “shares.”

Comment 34 – Performance

Please disclose supplementally to the Staff the primary performance benchmark index the Fund intends to utilize.

Response to Comment 34

The Fund intends to utilize the S&P 500 as its primary performance benchmark index.

Comment 35 – Principal Risks

The Staff notes that Form N-1A provides that the principal investment strategies required by Item 4 in the summary should be based on the information given in response to Item 9 and should be a summary of that information. Please refer to the Staff’s June 2014 guidance regarding mutual fund enhanced disclosure which addresses the layered disclosure regime adopted by the Staff.

Response to Comment 35

The Funds believe that the risk disclosure, as currently separated between Items 4 and 9, is compliant with the requirements of Form N-1A and is presented in a manner conducive to investor comprehension.

Comment 36 – Risks of Investing in the Fund

In the disclosure set forth below from the section entitled “Risks of Investing in the Fund,” please consider deleting the word “supplemental.”

There can be no assurance that the Fund will meet its stated objective. Before you invest, you should consider the following supplemental disclosure pertaining to the Principal Risks set forth above as well as additional Non-Principal Risks set forth below in this prospectus.

Response to Comment 36

The prospectus has been revised in accordance with this comment.

Comment 37 – Risks of Investing in the Fund

Please explain supplementally to the Staff why the use of the word “may” in the last sentence of “Capped Upside Risk” reproduced below is appropriate, given that the Fund’s fees and expenses will ensure that the Fund’s capped return is always less than that of the Underlying ETF.

The return of the Fund may represent a return that is worse than the performance of the Underlying ETF, including as a result of the Fund’s returns being subject to a cap.

Response to Comment 37

The Staff’s comment will be addressed in future defined outcome registration statement filings.

Comment 38 – Risks of Investing in the Fund

The Staff notes that the Fund has included “Portfolio Turnover Risk.” Please consider whether this is relevant and whether the Fund should also include additional risk disclosure pertaining to frequent trading.

Response to Comment 38

In response to the Staff’s comment, “Portfolio Turnover Risk” has been deleted in its entirety.

Comment 39 – Risks of Investing in the Fund

Certain disclosure set forth in “Special Tax Risk” references the Fund’s “hedging strategy.” Please delete this reference or, alternatively, add additional disclosure regarding the Fund’s hedging strategy in the section entitled “Principal Investment Strategies.”

Response to Comment 39

In response to the Staff’s comment, all references to the Fund’s “hedging strategy” have been deleted.

Comment 40 – Risks of Investing in the Fund

The Staff notes the inclusion of “Borrowing and Leverage Risk” as a non-principal risk of the Fund. Please disclose whether the Fund intends to borrow and, if so, whether the Fund has a credit facility and the circumstances under which the Fund would utilize such a facility.

Response to Comment 40

The Fund confirms that it does not intend to borrow and does not maintain a credit facility; however, the Fund believes that the current disclosure is appropriate, should it need to implement such a borrowing program in the future.

Comment 41 – Management of the Fund

The Staff notes that the disclosure relating to Mr. Rubin’s business experience does not indicate his activities in 2015 and 2016. Please revise accordingly or confirm that there was no relevant experience to report during those years.

Response to Comment 41

The Fund confirms that Mr. Rubin did not have relevant experience to report during 2015 and 2016.

Comment 42 – Federal Tax Matters

In the section entitled “Federal Tax Matters,” please revise the disclosure below to clarify what “this” refers to.

This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

Response to Comment 42

In response to the Staff’s comment, “This” has been replaced with “The following disclosure.”

Comment 43 – Federal Tax Matters

The disclosure in the section entitled “Federal Tax Matters” states that certain Fund distributions may considered a return of capital. Please disclose supplementally whether and under what circumstances the Fund expects its distributions to represent a return of capital. Please consider adding additional disclosure regarding return of capital and that it should not be considered part of the Fund’s dividend yield.

Response to Comment 43

The Fund has a quarterly distribution policy for net investment income. However, for tax purposes whether a distribution is a return of capital is based upon the earnings and profits of the Fund at the end of the year. In other words, it is possible that a distribution intended to be from net investment income is later determined to be a return of capital based upon the performance at the end of the year. In addition, the Fund may make investments assuming that distributions that it receives from its underlying investments are income to the Fund, but after the end of the year the Fund may determine that such distributions were returns of capital to the Fund. A return of capital received by the Fund that is distributed by the Fund is likely to increase the probably that such a distribution will be a return of capital to the investors in the Fund.

In response to the Staff’s comment, the following disclosure has been added to the section entitled “Federal Tax Matters-Distributions”:

A “return of capital” of is a return, in whole or in part, of the funds that you previously invested in the Fund. A return of capital distribution should not be considered part of a Fund’s dividend yield or total return of an investment in Fund shares.

Comment 44 – General

Please add a section and disclosure regarding the availability of the Fund’s financial highlights.

Response to Comment 44

As the Fund has not yet commenced operations, the Fund does have financial highlights to disclose. Once available, the Fund’s financial highlights will be incorporated into the Fund’s prospectus and statement of additional information pursuant to Form N-1A.

Comment 45 – Disclaimers

Please revise references of “unitholders” to “shareholders” in the section entitled “Disclaimers.”

Response to Comment 45

The prospectus has been revised in accordance with this comment.

Comment 46 – Statement of Additional Information

Please add disclosure identifying the number of series currently offered by the Trust.

Response to Comment 46

The statement of additional information has been revised in accordance with this comment.

Comment 47 – Statement of Additional Information

Please review the disclosure set forth in the section of the statement of additional information entitled “Exchange Listing and Trading” and revise in accordance with NYSE Arca’s changed listing standards for ETFs that intend to rely on Rule 6c-11 of the 1940 Act.

Response to Comment 47

The statement of additional information has been revised in accordance with this comment.

Comment 48 – Statement of Additional Information

The Staff notes the disclosure set forth below in the statement of additional information. Please confirm the accuracy of this statement given the European nature of the FLEX Options held by the Fund.

If the Fund is unable to close out a call option on securities that it has written before the option is exercised, the Fund may be required to purchase the optioned securities in order to satisfy its obligation under the option to deliver such securities.

Response to Comment 48

While the Fund holds only European FLEX Options, it intends to sell its option positions at the end of each Target Outcome Period prior to their expiration, in order avoid receiving or being required to deliver shares of the Underlying ETF.

Comment 49 – Statement of Additional Information

Please remove the last sentence of the first paragraph of “Cash Equivalents and Short-Term Investments” in the section of the statement of additional information entitled “Investment Strategies – Types of Investments.”

Response to Comment 49

The statement of additional information has been revised in accordance with this comment.

Comment 50 – Statement of Additional Information

Please consider revising the references to “tracking error” in “FLEX Options Risk” in the section of the statement of additional information entitled “Investment Risks.” If the reference to “tracking error” is retained, please add disclosure regarding this concept to the prospectus.

Response to Comment 50

In response to the Staff’s comment, all references to “tracking error” have been removed from the statement of additional information.

Comment 51 – Statement of Additional Information

Please review the statement of additional information and remove all references to intraday indicative portfolio value given the Fund’s intent to rely on Rule 6c-11 under the 1940 Act.

Response to Comment 51

The statement of additional information has been revised in accordance with this comment.

Comment 52 – Statement of Additional Information

In the section of the statement of additional information entitled “Additional Payments to Financial Intermediaries,” the disclosure indicates that certain fees payable described within the section may be charged back to the Fund, subject to approval by the Board of Trustees. Please explain supplementally to the Staff how this is consistent with the terms of the Fund’s investment advisory agreement.

Response to Comment 52

Because the Fund has a unitary management fee, the reference to certain fees being charged back to the Fund has been removed.

Comment 53 – Statement of Additional Information

Please review the disclosure related to the anticipated frequency of Fund dividend payments and confirm its accuracy.

Response to Comment 53

The statement of additional information has been revised in accordance with this comment.

Comment 54 – General

Please file the Sub-Advisor’s code of ethics.

Response to Comment 54

The Sub-Advisors code of ethics will be incorporated by reference to the Trust’s 485B filing on September 1, 2020.

The following comments relate only to the FT Cboe Vest U.S. Equity Deep Buffer ETF – December.

Comment 1 – Cover Page

In the disclosure set forth in the fourth bullet of the cover page, reproduced below, please revise the disclosure to clarify that a shareholder will also not benefit from the buffer if the Fund has not yet decreased in value by 5%.

For instance, if the Target Outcome Period has begun and the Fund has decreased in value beyond the pre-determined 5-30% buffer, an investor purchasing shares at that price may not benefit from the buffer.

Response to Comment 1

In response to the Staff’s comment, the immediately following sentence has been revised as follows:

Similarly, if the Target Outcome Period has begun and the Fund has increased in value or has decreased in value by less than 5%, an investor purchasing shares at that price will not benefit from the buffer until the Fund’s value has decreased to at least 5% below its value at the commencement of the Target Outcome Period.

Comment 2 – Principal Investment Strategies

In the disclosure set forth in the first bullet of the section entitled “Principal Investment Strategies,” the reference to the Fund’s payout is confusing. Please consider revising to make clear that Underlying ETF losses of less than 5% will be borne by Fund shareholders on a one-to-one basis.

Response to Comment 2

The Staff’s comment will be addressed in future defined outcome registration statement filings.

Comment 3 – Principal Investment Strategies

In the disclosure set forth in the third bullet of the section entitled “Principal Investment Strategies,” please revise to clarify that if the Underlying ETF decreases in value by more than 5% that Fund shareholders will be insulated from losses of between 5% and 30%.

Response to Comment 3

In response to the Staff’s comment, the disclosure has been revised as follows:

If the Underlying ETF decreases over the Target Outcome Period by more than 5% but less than or equal to 30%, the combination of FLEX Options held by the Fund provides a payoff at expiration that is intended to protect investors from Underlying ETF losses between -5% and -30% over the Target Outcome Period before fees, expenses and taxes.

Comment 4 – Principal Investment Strategies

The Staff notes the disclosure set forth below in the section entitled “Principal Investment Strategies.” The Staff believes that this statement is only true for Fund losses exceeding 5%, whereas the Fund seeks to insulate shareholders from Underlying ETF losses of between 5% and 30%. Please consider revising accordingly.

For example, if an investor purchases Fund shares during a Target Outcome Period at a time when the Fund has decreased in value from the value of the Fund on the first day of the Target Outcome Period, that investor’s buffer will essentially be decreased by the amount of the decrease in the Underlying ETF value.

Response to Comment 4

In response to the Staff’s comment, the disclosure has been revised as follows:

For example, if an investor purchases Fund shares during a Target Outcome Period at a time when the Fund has decreased in value by at least 5% from the value of the Fund on the first day of the Target Outcome Period, that investor’s buffer will essentially be decreased by the amount of the decrease in the Underlying ETF value exceeding 5%.

Comment 5 – Principal Investment Strategies

In the last sentence on page seven (beginning: “However, the investor will remain vulnerable…”), please revise the disclosure to ensure that it is clear that Fund shareholders will not benefit from the buffer until the Fund has decreased in value by 5%.

Response to Comment 5

In response to the Staff’s comment, the disclosure has been revised as follows:

However, the investor will remain vulnerable to significant downside risk because the investor will bear the losses between the price at which they purchased Fund shares and 5% below the Initial Fund Value for the Target Outcome Period before subsequent losses will be protected by the deep buffer.

The following comments relate only to the Cboe Vest Growth-100 Buffer ETF – December.

Comment 1 – Principal Investment Strategies

The Staff notes that the Fund’s name contains the word “growth.” Please explain how the Fund’s strategy is consistent with this name and consider adding risk factors related to growth investing.

Response to Comment 1

The Underlying ETF has material exposure to growth companies. Accordingly, the prospectus will be revised to disclose the risks of investing in such companies.

Comment 2 – Principal Investment Strategies

In the discussion of the Underlying ETF on page ten, the Staff notes that “Portfolio” and “Portfolio Deposit” are terms defined outside of the Fund’s prospectus. Please define such terms in the prospectus instead of referring to an outside document.

Response to Comment 2

In response to the Staff’s comment, the term “Portfolio” has been defined in the prospectus and references to the term “Portfolio Deposit” have been removed from the prospectus, along with other non-pertinent information relating to the Underlying ETF.

Comment 3 – Principal Risks

With respect to “FLEX Options Risk,” please explain supplementally to the Staff under what circumstances less liquid Flex Options could prevent the Fund from achieving its Outcomes. If circumstances other than systemic failure are possible, please disclose such circumstances in the prospectus.

Response to Comment 3

Less liquidity in the trading of the Fund’s FLEX Options could have an impact on the prices paid or received by the Fund for the FLEX Options in connection with creations and redemptions of the Fund’s shares. Depending on the nature of this impact to pricing, the Fund may be forced to pay more for redemptions (or receive less for creations) than the price at which it currently values the FLEX Options. Such overpayment or under collection could reduce the Fund’s ability to maintain the cap and buffer.

Identical disclosure has been added to the prospectus under “FLEX Options Risk.”

The following comments relate only to the FT Cboe Vest International Equity Buffer ETF – December.

Comment 1 – General

The Staff notes that the Fund’s name contains the word “equity.” Please disclose the Fund’s policy adopted pursuant to Rule 35d-1 under the 1940 Act with respect to equity securities, including an 80% test and shareholder vote requirement.

Response to Comment 1

In response to the Staff’s comment, the following disclosure has been added to the prospectus:

The Fund has adopted a policy pursuant to Rule 35d-1 under the 1940 Act to invest at least 80% of its assets in investments that provide exposure to equity securities. Shareholders will be provided with 60-day notice of any change to this policy.

Comment 2 – Principal Investment Strategies

In the discussion of the Underlying ETF on page ten, please revise the disclosure to reflect the most recently updated version of the Underlying ETF’s prospectus.

Additionally, to extent the Underlying ETF is concentrated in an industry or group of industries, add relevant risk disclosure to the prospectus.

Response to Comment 2

The prospectus has been revised to reflect the most recently updated version of the Underlying ETF’s prospectus. To the extent that the Underlying ETF is concentrated in an industry or group of industries, relevant risk disclosure will be added to the prospectus.

Comment 3 – Principal Risks

With respect to “Non-U.S. Securities Risk,” please consider whether the reference to the Fund investing “significantly” in non-U.S. securities should be revised considering the Fund invests exclusively in non-U.S. securities. Please make corresponding changes to the related risk factor in Item 9.

Response to Comment 3

In response to the Staff’s comment, the term “significantly” has been replaced with “primarily.”

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Please call me at (312) 845-3781 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Eric F. Fess
Eric F. Fess